Mail Stop 3561

October 5, 2006

Mr. Jeffrey A. Shepard
Chief Executive Officer and President
Footstar, Inc.
933 MacArthur Blvd.
Mahwah, NJ 07430

> **Re:** **Footstar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 1-11681**

Dear Mr. Shepard:

We have reviewed your response letter filed on August 25, 2006 to our comment letter dated July 28, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2005

Introductory Note, page 4

1.  We have reviewed your response to comment 1 in our letter dated July 28, 2006. Your response does not seem to provide an adequate explanation for the accounting treatment you elected to apply to the Kmart settlement transaction. We continue to believe that you should have applied the purchase accounting method when you acquired Kmart's minority interest and recognized the dispute settlement at fair value. Please clarify why you believe purchase accounting rules do not apply to your minority interest acquisition. Please tell us and quantify the impact purchase accounting would have had on your historical financial statements had you applied that method. If you believe you are able to support your historical accounting treatment, please tell us how you determined there

were no asset impairments resulting from the net book value of the minority
interest exceeding its fair value.  Please also explain your basis for treating this
transaction as a type 1 subsequent event in your fiscal 2004 financial statements.

2005 Versus 2004 – Meldisco, page 28

2.  We have reviewed your response to comment 3 in our letter dated July 28, 2006.
As previously requested, please quantify in dollars the amounts of merchandise
costs and buying and occupancy costs in your analysis and discussions of gross
profit.  Where you describe the year-to-year impact of clearance sales on your
gross profit, please also quantify the incremental impact of that item on the
overall change.  We believe that the quantification of cost of sales components
supplements your current disclosures and assists in satisfying the three principal
objectives of MD&A, as noted in SEC Release No. 33-8350:

   • to provide a narrative explanation of a company's financial statements that
     enables investors to see the company through the eyes of management;

   • to enhance the overall financial disclosure and provide the context within
     which financial information should be analyzed; and

   • to provide information about the quality of, and potential variability of, a
     company's earnings and cash flow, so that investors can ascertain the
     likelihood that past performance is indicative of future performance.

3.  We have reviewed your response to comment 4 in our letter dated July 28, 2006.
Although you indicate in your response why you believe the non-GAAP measure
is a meaningful measure, you do not indicate why you believe the measure is
allowable under the prohibition, disclosure and reconciliation requirements in
Item 10(e) of Regulation S-K.  Please note that Item 10(e)(ii)(B) prohibits
adjusting a non-GAAP financial performance measure to eliminate or smooth
items identified as non-recurring, infrequent, or unusual, when the nature of the
charge or gain is such that it is reasonably likely to recur within two years or there
was a similar charge or gain within the prior two years.  Since the impact of the
Kmart settlement, such as the increased license fee rate and fluctuations in sales,
will continue going forward, we do not believe the non-GAAP measure is
allowable under our current rules.  If you are able to demonstrate that presentation
of the measure is supported by authoritative guidance, please confirm, as
previously requested, that you will provide a reconciliation, preferably in tabular
form, which reconciles the non-GAAP measure to the most directly comparable
GAAP measure and that you will disclose why you believe the measure provides
useful information to investors.

Fiscal 2004 Versus Fiscal 2003, page 30

4. We have reviewed your response to comment 5 in our letter dated July 28, 2006. Although we agree that presenting percentage changes for certain measures can provide more meaningful information to the reader than disclosing dollar amounts representing the changes, we believe that the presentation of changes in dollars supplements the percentage change figures and assists in satisfying the three principal objectives of MD&A, as discussed above. We believe that the presentation of changes in dollars is consistent with these objectives and can only enhance the clarity of your disclosures. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes.

Controls and Procedures, page 40

5. We have reviewed your response to comment 6 in our letter dated July 28, 2006. Please note that even though your current principal financial officer did not hold that position as of the fiscal year end, you are still required to disclose the effectiveness conclusion of your new principal financial officer as of the end of the period covered by the filing. Please also confirm that you will provide updated certifications signed by the persons acting as principal executive and financial officer at the time of the amended filing. Please note that you may exclude paragraph three of the certifications since you are not amending your financial statements or other financial information. Finally, since Item 9A relates to the entire Form 10-K filing, we advise you that your amendment must include the entire filing and not just the amended sections discussed above.

Notes to Consolidated Financial Statements

Note 25. Commitments and Contingencies, page F-34

6. We have reviewed your response to comment 14 in our letter dated July 28, 2006. Since you do not have information that indicates you may incur losses in excess of recorded amounts, please confirm you will disclose, if true, that no amount of loss in excess of recorded amounts is believed to be reasonably possible. See paragraph 11 of SFAS 5.


As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief